UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2022

ANGEL POND HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40382	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

590 Madison Avenue, 21st Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 878-3702

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-third of one redeemable warrant	POND.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	POND	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	POND WS	New York Stock Exchange

☒ Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01.	Entry into a Material Definitive Agreement

Amendment to Business Combination Agreement

On December 9, 2022, Angel Pond Holdings Corporation, a Cayman Islands exempted company (“Angel Pond”), entered into an Amendment No. 1 to Business Combination Agreement (the “BCA Amendment”) to amend the previously announced Business Combination Agreement dated as of January 31, 2022 (the “Original Business Combination Agreement” and as amended by the BCA Amendment, the “Business Combination Agreement”), by and among Angel Pond, MariaDB Corporation Ab, a Finnish private limited liability company (“MariaDB”), Mangomill plc, an Irish public limited company and wholly owned subsidiary of Angel Pond (“Irish Holdco”), and Meridian MergerSub Inc., a Cayman Islands exempted company and a wholly owned subsidiary of Irish Holdco (“Merger Sub”).

Pursuant to the Business Combination Agreement, (i) Merger Sub will merge with and into Angel Pond, with Angel Pond being the surviving entity and subsidiary of Irish Holdco (the “Domestication Merger”); (ii) MariaDB will merge with and into Irish Holdco, with Irish Holdco continuing as the surviving corporation (the “Merger”); and (iii) as soon as practicable following the Merger, Angel Pond will be liquidated. The Domestication Merger, the Merger and the other transactions contemplated by the Business Combination Agreement are collectively considered the “Business Combination.”

The BCA Amendment amends the Original Business Combination Agreement to, among other things, provide for the treatment of the Kreos Warrants in connection with the Merger. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the BCA Amendment or the Business Combination Agreement, as applicable.

The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the BCA Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein. The foregoing description of the Original Business Combination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Original Business Combination Agreement, a copy of which is filed with the February 1, 2022 Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

Item 8.01	Other Events.

In connection with the Business Combination and the extraordinary general meeting of shareholders of Angel Pond held on November 22, 2022, the holders of 26,292,557 APHC Class A Ordinary Shares, or approximately 99% of the APHC shares with redemption rights, exercised their right to redeem their APHC Class A Ordinary Shares for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount of $262,925,570.

Additional Information and Where to Find It

In connection with the proposed Business Combination of Angel Pond and MariaDB, Irish Holdco has filed and a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) and which has been declared effective by the SEC, which includes a proxy statement that was distributed to holders of Angel Pond’s ordinary shares in connection with Angel Pond’s solicitation of proxies for the vote by Angel Pond’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Angel Pond’s and MariaDB’s shareholders in connection with the Business Combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety because they contain important information about Angel Pond, MariaDB and the Business Combination. The documents relating to the Business Combination can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from the respective companies by contacting the investor relations department of Angel Pond or MariaDB at the following:

Angel Pond Contact Information

Hanchen Jin

info@angelpond.com

+1-212 -878-3702

MariaDB Contact Information
Investors:	Media:

ir@mariadb.com	pr@mariadb.com

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed Business Combination, the expected timetable for completing the proposed Business Combination, the benefits and synergies of the proposed Business Combination, future opportunities for the combined company and products and any other statements regarding Angel Pond’s and MariaDB’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Angel Pond’s securities, (ii) the risk that the transaction may not be completed by Angel Pond’s Business Combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the satisfaction of the minimum cash conditions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the transaction on MariaDB’s business relationships, operating results, and business generally, (vii) risks that the proposed combination disrupts current plans and operations of MariaDB and potential difficulties in MariaDB employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against MariaDB or against Angel Pond related to the Business Combination Agreement or the proposed Business Combination, (ix) the ability to maintain the listing of Angel Pond’s securities or the combined company’s securities on a national securities exchange, (x) the price of Angel Pond’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Angel Pond plans to operate or MariaDB operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the ability to discover, develop and protect new technologies and to protect and enforce MariaDB’s or Angel Pond’s intellectual property rights, (xiii) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xiv) the fact that MariaDB is an early stage company with a history of losses and its future profitability is uncertain, (xv) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers, (xvi) the risk of downturns and a changing regulatory landscape in a highly competitive industry, (xvii) risks relating to the value of the combined company’s securities to be issued in the transaction and uncertainty as to the long-term value of the combined company’s securities, (xviii) disruptions and other impacts to MariaDB’s business as a result of the COVID-19 pandemic and other global health, international conflicts (including in the Ukraine and the related impacts) or economic crises, (xix) the amount of redemption requests made by Angel Pond’s shareholders, which could be significant, (xx) those factors discussed in the Registration Statement under the “Risk Factors” heading, and other documents Angel Pond or Irish Holdco has filed, or will file, with the SEC, and (xxi) other risks to Angel Pond’s and MariaDB’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; the loss of one or more significant customers or a significant reduction of business with customers; ability, cost and impact on business operations, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, and natural disasters which could result in a significant operational event for MariaDB or Angel Pond; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed Business Combination, are more fully discussed in the Registration Statement. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties may be found in each of Angel Pond and the combined company’s subsequent reports on Form 10-Q, Form 10-K, Form 8-K, and other SEC filings, the contents of which are not incorporated by reference into, nor do they form part of, this Form 8-K. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Angel Pond’s or MariaDB’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Angel Pond nor MariaDB assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Angel Pond, MariaDB, Irish Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Angel Pond’s shareholders in connection with the proposed Business Combination. Information about Angel Pond’s directors and executive officers and their ownership of Angel Pond’s securities is set forth in the Registration Statement. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the Registration Statement and other documents Angel Pond or Irish Holdco have filed, or will file, with the SEC regarding the proposed Business Combination, including the definitive proxy statement/prospectus.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Angel Pond, Irish Holdco or MariaDB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

2.1	Amendment No.1 to Business Combination Agreement, dated December 9, 2022, between Angel Pond, MariaDB, Irish Holdco and Merger Sub.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 12, 2022

Angel Pond Holdings Corporation

By:	/s/ Theodore Wang
Name:	Theodore Wang
Title:	Chief Executive Officer

Exhibit 2.1

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT, dated as of December 9, 2022 (this “Amendment”), is entered into by and among (i) Angel Pond Holdings Corporation, a Cayman Islands exempted company (“APHC”), (ii) MariaDB Corporation Ab, a Finnish private limited liability company with business identity code 2344661-1 (the “Company”), (iii) Mangomill plc, a public limited company incorporated in Ireland with registered number 606330 and a wholly owned subsidiary of APHC (“Irish Holdco”), and (iv) Meridian MergerSub Inc., a Cayman Islands exempted company and a wholly owned subsidiary of Irish Holdco (“Merger Sub”). APHC, the Company, Irish Holdco and Merger Sub shall be referred to herein from time to time, individually as a “Party”, and, collectively, as the “Parties”.

WHEREAS, APHC, the Company, Irish Holdco and Merger Sub entered into that certain Business Combination Agreement, dated as of January 31, 2022 (as the same may be amended or modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, pursuant to Section 10.1 of the Business Combination Agreement, the Business Combination Agreement may be amended by a written agreement signed by each of the parties thereto, as approved in writing by each of the Major Investors; and

WHEREAS, in connection with the foregoing, the Parties desire to enter into this Amendment in order to amend the Business Combination Agreement in the manner set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.        Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Business Combination Agreement.

2.        Amendments Relating to Kreos Warrants.

a.	Section 1.1 of the Business Combination Agreement is hereby amended to include a new definition of “Kreos Amended and Restated Warrant Agreement” as follows:

“Kreos Amended and Restated Warrant Agreement” means that Amended and Restated Warrant Agreement among MariaDB plc, MariaDB plc, as warrant agent, and Kreos, to be entered into and effective as of the Merger Effective Time.”

b.	Section 2.7 of the Business Combination Agreement is hereby amended to include a new clause as Section 2.7(e) as follows:

“(e) Treatment of Kreos Warrants. At the Merger Effective Time, the Kreos Warrants issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding but shall be automatically adjusted (with the holder thereof ceasing to have any rights under the original Kreos Warrant and related warrant agreement upon the effectiveness of the Kreos Amended and Restated Warrant Agreement) into warrants to purchase Irish Holdco Ordinary Shares, on the terms and conditions set forth in the Kreos Amended and Restated Warrant Agreement.”

3.     Amendment to Definition of Equity Incentive Plan. The definition of “Equity Incentive Plan” is hereby amended to delete the “and” preceding “the MariaDB Corporation Ab Global Share Option Plan 2017 USA,” and to append to the end of such definition:

“and the MariaDB Corporation Ab Summer 2022 USA Share Option Plan, dated July 18, 2022, in each case as may be amended from time to time.”

4.     Amendment to Schedule 7.23. Schedule 7.23 to the Business Combination Agreement is hereby amended and restated in its entirety as set forth on Exhibit A attached hereto.

5.     Amendment Relating to ESPP.

a.	Section 1.1 of the Business Combination Agreement is hereby amended to remove the definition of “ESPP”

b.	Section 7.27 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“LTIP. Subject to receipt of the Required APHC Vote, APHC and Irish Holdco shall take all necessary actions to adopt in the form recommended by the Company Board (unless such adoption would be inconsistent with applicable fiduciary duties to shareholders under applicable Law, in which case APHC and Irish Holdco shall consult with the Company Board to take all necessary actions to adopt a plan as close to the Company Board’s initial recommendation as possible that is not inconsistent with applicable fiduciary duties to shareholders under applicable Law) an equity incentive plan that provides for grant of awards to employees and other service providers of Irish Holdco and its Subsidiaries after the Closing, in a form, and including a share reserve, mutually agreed by APHC and the Company, (which takes into account the Equity Award Company Shares) (the “LTIP”). Following the Merger Effective Time, Irish Holdco shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Irish Holdco Ordinary Shares issuable under the LTIP and the Converted Awards, and Irish Holdco shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the Converted Awards and the awards granted pursuant to the LTIP remain outstanding.”

6.     Amendment to Section 8.1(a). Section 8.1(a)(vi) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(vi) Net Tangible Assets. After giving effect to the Transactions, including the PIPE Investment and the APHC Share Redemption but excluding the Liquidation, APHC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining immediately after the Merger Effective Time.”

7.     Amendments Relating to Final Order Date.

a.	Section 1.1 of the Business Combination Agreement is hereby amended to include a new definition of “Final Order Date” as follows:

“Final Order Date” means the date on which the Irish High Court makes the Final Order.

b.

Each of Section 2.1(b), Section 8.1(b) and Section 8.1(c) of the Business Combination Agreement is hereby amended to replace each instance of the defined term “Closing Date” appearing within such section with the defined term “Final Order Date.”

c.

Each of Section 8.1(a), Section 8.1(b), Section 8.1(c), Section 9.1, the first sentence of Article III, the first sentence of Article IV and the first sentence of Article V of the Business Combination Agreement is hereby amended to replace each instance of the defined term “Closing” appearing within such section or sentence with the defined term “Final Order Date.”

d.

Each of Section 8.2, Section 8.3 and Section 8.4 is hereby amended to (i) replace the phrase “At the Closing,” with “On the Final Order Date,” and (ii) append the following sentence to the end of such section: “Such documents shall be delivered in escrow and shall be released, without any action on the part of any Party or the holder of any of its securities, to the other Parties, upon the Closing.”

8.     No Other Modifications. Except to the extent specifically amended herein or supplemented hereby, the Business Combination Agreement remains unchanged and in full force and effect, and this Amendment will be governed by and subject to the terms of the Business Combination Agreement, as amended by this Amendment. From and after the date of this Amendment, each reference in the Business Combination Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Business Combination Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind or nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the Business Combination Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced or unless the context otherwise requires.

9.     Other Terms. The provisions of Article X of the Business Combination Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the Parties hereto, mutatis mutandis.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

ANGEL POND HOLDINGS
CORPORATION

By:	/s/ Theodore Wang

Name:	Theodore Wang
Title:	Chief Executive Officer

MANGOMILL PLC

By:	/s/ Theodore Wang

Name:	Theodore Wang
Title:	Director

MERIDIAN MERGERSUB INC.

By:	/s/ Theodore Wang

Name:	Theodore Wang
Title:	Director

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

MARIADB CORPORATION AB

By:	/s/ Michael Howard

Name:	Michael Howard
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Business Combination Agreement]

EXHIBIT A

Schedule 7.23

Director and Officer Appointments

Named Board Nominees (not independent)

•	Michael Howard

•	Theodore T. Wang

Named Board Nominees (independent)

•	Alexander B. Suh

•	Jurgen Ingels

•	Christine Russell

•	Harold R. Berenson

The size of the Irish Holdco Board is currently set to accommodate the Named Board Nominees identified above, and will be expanded as additional, qualified directors are identified for nomination.

Executive Officers

Michael Howard - Chief Executive Officer

John Bakke - Chief Revenue Officer

Franz Aman - Chief Marketing Officer